Exhibit 3.1

FIRST AMENDMENT TO
AMENDED AND RESTATED BYLAWS
OF
TEAM, INC.
a Delaware corporation
(the “Company”)

WHEREAS, the Bylaws of the Company were Amended and Restated as of April 4, 2014 (“A&R Bylaws”);
WHEREAS, pursuant to the authority granted in Article VII of the A&R Bylaws, at least a majority of the Board of Directors of the Company approved certain amendments to the A&R Bylaws by resolutions effective as of February 8, 2018 (the “Effective Date”).
NOW, THEREFORE, the A&R Bylaws are amended as of the Effective Date as Follows:

1.	Section 1.4 of the A&R Bylaws is amended and restated in its entirety as follows:

“SECTION 1.4. Newly Created Directorships and Vacancies. Newly created Directorships resulting from an increase in the number of Directors may be filled by the affirmative vote of a majority of the Directors for a term of office continuing only until the next election of one or more Directors by the stockholders entitled to vote thereon. Any vacancies on the Board resulting from death, resignation, disqualification, removal or other cause shall be filled by the affirmative vote of a majority of the remaining Directors then in office, even though less than a quorum of the Board. Any Director elected to fill any such vacancy shall hold office for the remainder of the full term of the Director whose departure from the Board created the vacancy and until such newly elected Director’s successor shall have been elected and qualified.”

2.	Except as expressly modified by this First Amendment, all of the terms of the A&R Bylaws shall remain in full force and effect.

3.	The Secretary of the Company does hereby certify on behalf of the Company that the amendments set forth herein have been duly adopted by the Board of Directors of the Company as of the Effective Date.

/s/ André C. Bouchard
André C. Bouchard
Secretary